HellerEhrman

July 17, 2006

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

SEC FILE NO. 82-3853

Ladies and Gentlemen:

Re: K. Wah International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act</u>

On behalf of K. Wah International Holdings Limited (the "Company"), S.E.C. File No. 82-3853, copies of the following documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's circular regarding a joint venture by way of disposal of 50% of the shareholding in Hui Cheng Real Estate Development Co. Ltd. Guangzhou, dated June 19, 2006;

2. The Company's announcement regarding final scrip dividend with cash option for the year ended December 31, 2005, dated June 6, 2006, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on June 7, 2006; and

3. The Exhibit A for a list of the information required to be made public, filed or distributed to shareholders under the Hong Kong Companies Ordinance and relevant requirements imposed by the HKSX under the Rules Governing the Listing of Securities on the Main Board of the HKSX.

dlw 7/31

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah International Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)
(Stock code: 173)

DISCLOSEABLE TRANSACTION

JOINT VENTURE BY WAY OF DISPOSAL OF 50% OF THE SHAREHOLDING IN HUI CHENG REAL ESTATE DEVELOPMENT CO. LTD. GUANGZHOU

19th June, 2006

CONTENTS

Page

Definitions 1

Letter from the Board

1. Introduction 3
2. The Agreement 4
3. Use of Proceeds 6
4. Reasons for and Benefits of the Transaction 6
5. Financial Information on Hui Cheng and Financial Effects of the Transaction . 7
6. Information on the Company 7
7. Information on the PRC Party and China Vanke 7
8. Discloseable Transaction 7
9. General 7

Appendix — General Information 8

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Agreement"	the agreement in Chinese (協議書) dated 26th May, 2006 and made between Victory Way and the PRC Party in respect of the Transaction
"BOFTEC"	the Bureau of Foreign Trade and Economic Cooperation of Guangzhou Municipality, Mainland China
"Board"	the board of Directors
"China Vanke"	萬科企業股份有限公司 (China Vanke Co., Ltd.), a company incorporated in Mainland China with registered office at Vanke Architecture Research Centre, No. 63, Meilin Road, Futian District, Shenzhen, Mainland China
"Company"	K. Wah International Holdings Limited, an exempted company incorporated with limited liability in Bermuda, the shares of which are listed on the Main Board of the Stock Exchange
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Hui Cheng" or "joint venture company"	廣州匯城房地產開發有限公司 (Hui Cheng Real Estate Development Co. Ltd. Guangzhou), a company incorporated in Mainland China and a wholly-owned subsidiary of Victory Way before completion of the Transaction
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"JV Documents"	collectively, the share transfer and capital increase agreement, the joint venture contract and the new articles of association in respect of the joint venture company and the rights and obligations of Victory Way and the PRC Party therein
"Latest Practicable Date"	12th June, 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Parties"	Victory Way and the PRC Party, and "Party" is any one of them

"PRC Lands"	collectively, the 3 parcels of land, namely, 地號 121008, 0121030 and 0121031 at Hua Dou District, Guangzhou, Mainland China (內地廣州市花都區新華鎮新廣花路) with a total site area of approximately 956 acres (Mainland China measurement and equivalent to, approximately, 637,346 square meters)
"PRC Party"	廣州市萬科房地產有限公司, a company incorporated in the Mainland China and a wholly-owned subsidiary of China Vanke
"RMB"	Renminbi, the lawful currency of Mainland China
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shares"	ordinary shares of the Company
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction"	collectively, the disposal by Victory Way of 50% of its interest in Hui Cheng, and the setting up of the joint venture between Victory Way and the PRC Party as envisaged by the JV Documents
"Victory Way"	Victory Way Limited, a company incorporated in Hong Kong with limited liability, owned (indirectly) as to 99.999% by the Company and as to the remaining 0.001% by a director of Victory Way

For the purpose of this circular,

(1) certain English translations of Chinese names or words in this circular are included for information purpose only, and should not be relied upon as the official translation of such Chinese names or words; and

(2) 1 acre (Mainland China measurement) is equivalent to 666.67 square meters.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)
(Stock code: 173)

Executive Directors:
Dr. Lui Che Woo, GBS, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung *(Managing Director)*
Lennon Lun Tsan Kau *(Deputy Managing Director)*
Eddie Hui Ki On, GBS, CBE, QPM, CPM
William Lo Chi Chung
Paddy Tang Lui Wai Yu, JP

Non-Executive Directors:
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Michael Leung Man Kin, CBE, JP
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH
Dr. Leo Lee Tung Hai, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*
Robert George Nield*

* *Independent Non-executive Directors*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

19th June, 2006

To the Shareholders,

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION JOINT VENTURE BY WAY OF DISPOSAL OF 50% OF THE SHAREHOLDING IN HUI CHENG REAL ESTATE DEVELOPMENT CO. LTD. GUANGZHOU

1. INTRODUCTION

On 29th May, 2006, the Board announced that on 26th May, 2006, Victory Way and the PRC Party have entered into the Agreement under which the PRC Party will pay approximately RMB320,590,000 (in cash) to subscribe for a 50% interest in Hui Cheng. Upon completion of the Transaction, Hui Cheng will cease to be a subsidiary of the Company and become a jointly-controlled entity of the Group. Hui Cheng is the registered owner of the PRC Lands, and on completion of the Transaction, will become the joint venture vehicle of the Parties for development of the PRC Lands. Victory Way is a 99.999% indirectly-owned subsidiary of the Company, and the PRC Party is a wholly-owned subsidiary of China Vanke. The Parties have

60 days from 26th May, 2006 to conclude, and then execute, the JV Documents failing which, unless the Parties agree to extend such period, the Agreement will expire. The Parties may terminate the JV Documents if BOFTEC does not approve, or requires modification to the JV Documents upon which the Parties cannot agree. The Company will make further announcement if the Agreement is terminated. The joint venture arrangement under the Transaction constitutes a discloseable transaction for the Company under the Listing Rules. The purpose of this circular is to provide you with details of the Transaction.

2. THE AGREEMENT

A summary of the key terms of the Agreement is as follows:

Date:	26th May, 2006
Parties:	(1) Victory Way; and (2) the PRC Party.
The disposal:	Subject to the Transaction becoming effective, Victory Way will dispose 50% of its interest in Hui Cheng to the PRC Party, after which Hui Cheng will cease to be a subsidiary and become a jointly-controlled entity of the Group. Presently, the Company has no intention to dispose of the 50% interest which it holds, through Victory Way, in Hui Cheng.
Consideration for the disposal:	Total consideration payable by the PRC Party for 50% interest in Hui Cheng is approximately RMB320,590,000, which will be paid by the PRC Party by way of capital subscription to increase the registered capital of Hui Cheng. The consideration is arrived at after arm's length negotiations between the Parties and represents the market value of the PRC Lands of approximately RMB298,280,000, and the book value of other assets of approximately RMB22,310,000 owned by Hui Cheng. Victory Way has to assume those liabilities of Hui Cheng (if any) which actually incurred prior to the PRC Party becoming a registered shareholder ("*pre-disposal liabilities*"). Based on the management accounts of Hui Cheng, as at 18th May, 2006, the liabilities of Hui Cheng were negligible. The Company does not anticipate substantial liability to be incurred by Hui Cheng prior to the PRC Party becoming a registered shareholder.

Conditions for the Transaction to become effective and payment of the consideration:	The Transaction will become effective and completion will only take place when BOFTEC approves the JV Documents. The Parties will negotiate, and conclude, the JV Documents within 60 days from 26th May, 2006, whereupon the PRC Party will pay RMB18,000,000 (in cash) to Hui Cheng. When BOFTEC approves the JV Documents, the PRC Party will pay the balance of approximately RMB302,590,000 (in cash), which will be applied together with the RMB18,000,000 towards increasing the registered capital of Hui Cheng. China Vanke has guaranteed the due performance by the PRC Party of its obligation to pay the sum of RMB18,000,000 and approximately RMB302,590,000 in accordance with the terms of the Agreement. If the JV Documents are not executed within such 60 days, then unless the Parties extend the time for further negotiation, the Agreement will expire. If BOFTEC does not approve, or requires modification to the terms of the JV Documents that the Parties cannot agree, the Parties may terminate the JV Documents. In such circumstances, Hui Cheng will return the RMB18,000,000 to the PRC Party, and neither party will be liable to the other. The JV Documents may be terminated if the PRC Party has committed any material breach of the terms of the Agreement, whereupon Victory Way is entitled to forfeit the RMB18,000,000. The JV Documents may also be terminated if Victory Way has committed any material breach of the terms of the Agreement, whereupon Victory Way shall repay the PRC Party RMB36,000,000 (inclusive of the RMB18,000,000 earlier paid). The Company has agreed to ensure Victory Way will repay the PRC Party RMB36,000,000 in such circumstances. The Company will make further announcement if the Agreement is terminated.
Guarantee by the Company:	The Company will give a guarantee to the PRC Party with respect to Victory Way's obligation to settle the pre-disposal liabilities. The guarantee will lapse if no claim is made in respect of the pre-disposal liabilities within a period of 2 years from the date the PRC Party becomes the registered shareholder of Hui Cheng.

The joint venture company:	Hui Cheng will become a joint venture company owned as to 50% by Victory Way and 50% by the PRC Party upon completion of the Transaction. Each Party will nominate 3 members to the board. The chairman will be appointed amongst the board members and will serve a term of 2 years. Victory Way will nominate the 1st board chairman and the PRC Party will nominate board chairman for the 2nd term. Thereafter, board chairman for subsequent term will be elected by unanimous agreement of the board members, failing which the Party which does not nominate the board chairman for the immediately preceding term will have the right to nominate the board chairman. The PRC Party nominates the general manager, and Victory Way will nominate the financial controller of the joint venture company. The board votes on major decisions of the joint venture company by majority and the board chairman does not have a 2nd or casting vote in case of equality of votes. Hui Cheng is the sole registered owner of the PRC Lands and its principal business is to develop the PRC Lands (which are vacant at the moment) in accordance with the development plans, timetable, and budgets as the Parties may then agree.
Profit:	Profit is to be distributed to the Parties in proportion to their respective equity interest in the joint venture company.
Further capital contribution:	Further capital contributions require prior agreement in writing of the Parties, and then, they shall be made in proportion to the Parties' respective equity interest in the joint venture company. As at the Latest Practicable Date, Victory Way has not agreed to make any further capital contributions to Hui Cheng.

3. USE OF PROCEEDS

Hui Cheng will use the capital subscription proceeds of approximately RMB320,590,000 for the purpose of developing the PRC Lands.

4. REASONS FOR AND BENEFITS OF THE TRANSACTION

The Group's core business strategy is to develop and invest in real estates in Mainland China and Hong Kong, either by itself or in the form of joint venture with appropriate partners. The Transaction is consistent with this strategy. The Directors believe the Transaction enhances the business prospect of the Group, given China Vanke's experience and expertise in property development in Mainland China. Having China Vanke as a joint venture partner not only increases the Group's visibility in the real estate industry in Mainland China but also enables the Group to diversify risk. The Directors believe that the terms of the Agreement are fair and reasonable, and the Transaction is in the interests of the Shareholders as a whole.

5. FINANCIAL INFORMATION ON HUI CHENG AND FINANCIAL EFFECTS OF THE TRANSACTION

Based on the most recent management accounts of Hui Cheng, as at 18th May, 2006, the total net asset of Hui Cheng, which represents mainly the book value of the PRC Lands and other assets owned by Hui Cheng, is approximately RMB176,261,143 and the liabilities are negligible. Hui Cheng has yet to develop the PRC Lands and has generated neither turnovers nor profit for the two financial years ended 31st December, 2005.

The Transaction will result in a gain of approximately RMB75 million for the Group. Upon completion of the Transaction, the value of Hui Cheng to the Company will be approximately RMB490 million (being the aggregate of RMB320,590,000 and RMB169,776,705 (after consolidation adjustments on RMB176,261,143)). The value of Victory Way's 50% interest will be approximately RMB245 million. The gain is the difference between RMB245 million and RMB169,776,705. There will be a favourable impact on the earnings but the Transaction will have no material effect on the assets and liabilities of the Group as a result of Victory Way entering into the Transaction.

6. INFORMATION ON THE COMPANY

The Company is an investment holding company. Its subsidiaries are mainly engaged in property development and investment in Mainland China, Hong Kong, and South East Asia.

7. INFORMATION ON THE PRC PARTY AND CHINA VANKE

The PRC Party is a wholly-owned subsidiary of China Vanke. China Vanke is principally engaged in property development in Mainland China and it also provides property management services. The shares of China Vanke are listed on the Shenzhen Stock Exchange, Mainland China. To the best of the knowledge, information and belief of the Directors (having made all reasonable enquiries), the PRC Party and China Vanke are third parties independent of the Company and its connected persons (as defined in the Listing Rules).

8. DISCLOSEABLE TRANSACTION

Based on the aggregate amount to be contributed by the Company under the joint venture arrangement, the Transaction constitutes a discloseable transaction for the Company under the Listing Rules.

9. GENERAL

Your attention is drawn to the general information set out in the Appendix to this circular.

Yours faithfully,
For and on behalf of the Board
Dr. Lui Che Woo
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS

As at the Latest Practicable Date, the interests and short positions of each Director in the Shares, underlying shares and debentures of the Company or its associated corporation (within the meaning of Part XV of the SFO), if any, and the details of any right to subscribe for Shares and of the exercise of such rights, as required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions, if any, which they are taken or deemed to have under such provisions of the SFO) or are recorded in the register of the Company required under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Appendix 10 to the Listing Rules, were as follows:

(a) Shares

Directors	Number of Shares					Approximate % of Issued Share Capital
	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	
Lui Che Woo	6,468,014	7,130,234[1]	38,129,737[2]	1,257,389,151[3]	1,309,117,136	54.40
Francis Lui Yiu Tung	5,799,164	—	—	1,257,389,151[3]	1,263,188,315	52.49
Lennon Lun Tsan Kau	2,224,000	—	—	—	2,224,000	0.09
Eddie Hui Ki On	580,000	—	—	—	580,000	0.02
William Lo Chi Chung	630,000	—	—	—	630,000	0.03
Paddy Tang Lui Wai Yu	8,308,166	—	—	1,257,389,151[3]	1,265,697,317	52.60
Sir David Akers-Jones	150,000	—	—	—	150,000	0.01
Michael Leung Man Kin	700,000	—	—	—	700,000	0.03
Philip Wong Kin Hang	600,000	—	—	—	600,000	0.02
Leo Lee Tung Hai	650,000	—	—	—	650,000	0.03
Robin Chan Yau Hing	928,977	—	—	—	928,977	0.04
Charles Cheung Wai Bun	907,239	—	—	—	907,239	0.04
Robert George Nield	500,000	—	—	—	500,000	0.02

(b) **Share Options**

Directors	Options held at the Latest Practicable Date	Exercise price per Share	Exercise period
		(HK$)	
Lui Che Woo	1,350,000	1.906	22nd Oct 2006 – 21st Oct 2011
Francis Lui Yiu Tung	1,340,000	1.906	22nd Oct 2006 – 21st Oct 2011
Lennon Lun Tsan Kau	670,000	1.906	22nd Oct 2006 – 21st Oct 2011
Eddie Hui Ki On	580,000	1.906	22nd Oct 2006 – 21st Oct 2011
William Lo Chi Chung	530,000	1.906	22nd Oct 2006 – 21st Oct 2011
Paddy Tang Lui Wai Yu	930,000	1.906	22nd Oct 2006 – 21st Oct 2011
Sir David Akers-Jones	150,000	0.720	1st Mar 2004 – 28th Feb 2013
Michael Leung Man Kin	400,000	1.906	22nd Oct 2006 – 21st Oct 2011
Philip Wong Kin Hang	300,000	1.906	22nd Oct 2006 – 21st Oct 2011
Leo Lee Tung Hai	500,000	1.906	22nd Oct 2006 – 21st Oct 2011
Robin Chan Yau Hing	500,000	1.906	22nd Oct 2006 – 21st Oct 2011
Charles Cheung Wai Bun	600,000	1.906	22nd Oct 2006 – 21st Oct 2011
Robert George Nield	500,000	1.906	22nd Oct 2006 – 21st Oct 2011

Notes:

(1) Dr. Lui Che Woo is deemed to be interested in 7,130,234 Shares through the interests of his spouse.

(2) 35,075,725 Shares and 3,054,012 Shares are respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited, both of which are controlled by Dr. Lui Che Woo.

(3) 1,257,389,151 Shares representing more than one-third of the Company's issued share capital are held by the discretionary trusts established by Dr. Lui Che Woo as founder. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, are deemed to be interested in those Shares held by the trusts.

(4) All personal interests stated above are held by the respective Directors in the capacity of beneficial owners.

All the interests stated above represent long positions.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had any interests or short positions in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

3. SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at the Latest Practicable Date, the interests of every person (not being a Director or chief executive of the Company) in the Shares and underlying shares of the Company as recorded in the register required to be kept by the Company under section 336 of the SFO were as follows:

Shareholders	Number of Shares (Long Position)	Approximate % of Issued Share Capital
HSBC International Trustee Limited	1,257,579,151[(1)]	52.26
Penta Investment Advisers Ltd.	291,800,104[(2)]	12.13
Zwaanstra John	291,800,104[(2)]	12.13
Marapro Co., Ltd.	190,228,080[(3)]	7.91
Symmetry Co., Ltd.	190,228,080[(3)]	7.91
Polymate Co., Ltd.	190,228,080[(3)]	7.91

Notes:

(1) HSBC International Trustee Limited is the trustee of discretionary trusts which holds 1,257,579,151 Shares.

(2) Penta Investment Advisers Ltd. is interested in 291,800,104 Shares in the capacity of investment manager, which is controlled by Zwaanstra John.

(3) Marapro Co., Ltd. is a beneficiary and Symmetry Co., Ltd. is the trustee of a trust which is interested in 190,228,080 Shares. Polymate Co., Ltd. is the ultimate holding company of Marapro Co., Ltd. and Symmetry Co., Ltd.

There was duplication of interest of:

(i) 1,257,389,151 Shares among Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu. These Shares are also interested by HSBC International Trustee Limited and of these Shares, 190,228,080 Shares are also interested by Marapro Co., Ltd., Symmetry Co., Ltd. and Polymate Co., Ltd.; and

(ii) 291,800,104 Shares among Penta Investment Advisers Ltd. and Zwaanstra John.

Save as disclosed above, as at the Latest Practicable Date, the Company had not been notified by any persons who had interests or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO.

4. LITIGATION

As at the Latest Practicable Date, no member of the Group is engaged in any litigation or claims of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against any member of the Group.

5. SERVICE CONTRACTS OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors has entered into or has proposed to enter into any service agreements with any members of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

6. COMPETING BUSINESS

As at the Latest Practicable Date, Dr. Lui Che Woo — a controlling shareholder of the Company (as defined under the Listing Rules) — as well as Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu (collectively, the "*Relevant Directors*"), through (directly and indirectly) a family trust, are interested in several independently managed companies, which are also engaging in property investment, trading, and development. The business of these companies ("*Competing Business*") may compete, directly or indirectly, with the Group. The Relevant Directors are also the directors of the holding company of the Competing Business.

Notwithstanding that the Relevant Directors are also Directors, the Group is able to carry on its business independently of — and at arm's length from — the Competing Business, given that the Company has a strong and independent Board with 7 out of 13 Directors being non-executive/independent non-executive Directors. These non-executive/independent non-executive Directors are professionals (audit/accounting and legal), prominent businessmen, or veteran high-ranking Hong Kong Government officials. The Company has established corporate governance procedures, which ensure investment opportunities and business performance are independently assessed and reviewed. The Relevant Directors are fully aware of their fiduciary duty to the Company, and will abstain from voting on any matter where there is, or there may be, a conflict of interest. The Directors therefore considered that the Group's interest is adequately safeguarded.

The Directors have also considered that, territorial wise, the Competing Business is more focusing in Hong Kong whereas the Group is more diversified with property development and property investment businesses in Mainland China, Hong Kong, and South East Asia. In terms of size, on a total assets basis, the Competing Business is substantially smaller than that of the Group. Also, the Group has a more diversified business and property portfolio than the Competing Business. The Directors considered that the Competing Business is not in line with the Group's current business strategy and will not consider including the Competing Business into the Group's business.

7. GENERAL

(a) The registered office of the Company is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The principal place of business of the Company in Hong Kong is 29/F., K. Wah Centre, 191 Java Road, North Point, Hong Kong.

(c) The company secretary of the Company is Mr. Ricky Chan Ming Tak, a solicitor qualified in Hong Kong, an attorney of the New York State Bar and a solicitor/advocate of Singapore. The qualified accountant of the Company is Mr. Ken Wong Chun Keung, a fellow of the Association of Chartered Certified Accountants in the United Kingdom, an associate of the Hong Kong Institute of Certified Public Accountants and a fellow of Certified General Accountants Association in Canada.

(d) The English text of this circular prevails over the accompanying Chinese text.

此乃要件　請即處理

閣下如對本通函任何方面有疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之K. Wah International Holdings Limited 嘉華國際集團有限公司之股份全部**售出或轉讓**，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

須予披露之交易

合營企業
及出售廣州匯城房地產開發有限公司50%權益

二零零六年六月十九日

目　錄

頁次

釋義 1

董事會函件

1. 緒言 3
2. 協議書 4
3. 出售權益所得款項之用途 6
4. 交易之原因及裨益 6
5. 有關匯城之財務資料及財務影響 7
6. 有關本公司之資料 7
7. 有關中方及萬科之資料 7
8. 須予披露之交易 7
9. 一般事項 7

附錄 — 一般資料 8

在本通函內，除非文義另有所指，否則下列詞語具有以下涵義：

「協議書」	指	宏途與中方於二零零六年五月二十六日就該交易事項訂立之中文本協議書
「廣州市對外貿易經濟合作局」	指	內地廣州市對外貿易經濟合作局
「董事會」	指	本公司之董事會
「萬科」	指	萬科企業股份有限公司 (China Vanke Co., Ltd.)，一間於內地註冊成立之公司，其註冊地址為內地深圳市福田區梅林路63號萬科建築研究中心
「本公司」	指	K. Wah International Holdings Limited 嘉華國際集團有限公司，一間於百慕達註冊成立之獲豁免有限責任公司，其股份在聯交所主板上市
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「匯城」或「合營企業」	指	廣州匯城房地產開發有限公司 (Hui Cheng Real Estate Development Co. Ltd. Guangzhou)，一間於內地註冊成立之公司，交易完成前為宏途全資擁有之附屬公司
「香港」	指	中國香港特別行政區
「合營文件」	指	包括股權轉讓及增資協議及合資經營合同等關於宏途與中方於合營企業之權利及責任，及合營企業之新公司章程
「最後可行日期」	指	二零零六年六月十二日，即本通函付印前確認其中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「訂約雙方」	指	宏途及中方，而「訂約方」則指其中一方

「內地地塊」	指	包括三幅地皮，位於內地廣州市花都區新華鎮新廣花路 (Hua Dou District, Guangzhou, Mainland China)，為地號121008、0121030及0121031，共佔總地盤面積約956畝（內地制，而總數相等於約637,346平方米）之土地
「中方」	指	廣州市萬科房地產有限公司，一間於內地註冊成立之公司及為萬科全資擁有之附屬公司
「人民幣」	指	人民幣，內地法定貨幣
「證券及期貨條例」	指	香港法例第五百七十一章證券及期貨條例
「股份」	指	本公司之普通股股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「交易事項」	指	包括宏途將其於匯城擁有之50%權益出售，及宏途與中方按雙方約定之合營文件以組成合營企業
「宏途」	指	宏途有限公司，一間於香港註冊成立之有限公司，由本公司間接擁有99.999%權益，而餘下之0.001%權益則由宏途之一名董事持有

就本通函而言：

(1) 內文中若干中文名稱或詞彙的英文翻釋僅供參考之用，不應視作為有關中文名稱或詞彙的正式翻釋；及

(2) 面積比例乃按1畝（內地制）相等於666.67平方米。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

執行董事：
呂志和博士，GBS，MBE，太平紳士，LLD，DSSc(主席)
呂耀東(董事總經理)
倫贊球(副董事總經理)
許淇安，GBS，CBE，QPM，CPM
羅志聰
鄧呂慧瑜，太平紳士

非執行董事：
鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*
梁文建，CBE，太平紳士
黃乾亨博士，GBS，太平紳士，LLD，DH
李東海博士，GBS，LLD，太平紳士*
陳有慶博士，GBS，LLD，太平紳士*
張惠彬博士，太平紳士*
廖樂柏*

* 獨立非執行董事

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點：
香港
北角
渣華道191號
嘉華國際中心
二十九樓

敬啟者：

須予披露之交易
合營企業
及出售廣州匯城房地產開發有限公司50%權益

1. 緒言

於二零零六年五月二十九日，董事會宣佈於二零零六年五月二十六日宏途與中方訂立協議書，中方將以現金方式約人民幣320,590,000元認購匯城之50%權益。交易完成後，匯

城將不再是本公司之附屬公司並成為本集團之共同控制實體。匯城為內地地塊之註冊擁有者，出售權益完成後，匯城將成為訂約雙方之合營企業，全力發展該內地地塊。宏途為一間由本公司間接持有99.999%權益之附屬公司，中方為萬科全資擁有之附屬公司。訂約雙方於二零零六年五月二十六日起計之六十天內協商及簽訂合營文件。如於限期內未能簽訂合營文件，除非訂約雙方同意延長該協商時間，否則該協議書將失效。如合營文件不獲廣州市對外貿易經濟合作局批准，或訂約雙方無法就廣州市對外貿易經濟合作局對合營文件要求作出修訂達成共識，則訂約雙方均可終止合營文件。如該協議書被終止，本公司將會再作公告。根據上市規則，該合營安排構成為本公司的須予披露的交易。本通函旨在向　閣下提供該交易之詳情。

2. 協議書

協議書之主要條款概要如下：

日期：	二零零六年五月二十六日
訂約雙方：	(1) 宏途；及 (2) 中方
出售：	當該交易事項生效，宏途將售予中方其於匯城之50%權益。交易完成後，匯城將不再是本集團之附屬公司並成為其共同控制實體。本公司現時並無意出售其由宏途持有於匯城之其餘50%權益。
出售代價：	中方將付出總代價約人民幣320,590,000元以取得匯城之50%權益，中方將以認購權益形式注資以增加匯城之註冊資本。交易代價是訂約雙方基於各自利益談判達成，亦反映該內地地塊之市值約人民幣298,280,000元及匯城所擁有其他資產之賬面值約人民幣22,310,000元。宏途需要承擔中方成為匯城之註冊股東前已實際成立的債務(「出售前債務」)。根據匯城截至二零零六年五月十八日之會計賬目，匯城只有小量債務。在中方正式成為匯城之註冊股東之前，本公司不預期匯城負有任何重大債務。

交易事項生效條件及支付代價方式： 該交易事項將於廣州市對外貿易經濟合作局批准合營文件後生效。訂約雙方於二零零六年五月二十六日起計之六十天內協商及簽訂合營文件。屆時中方需以現金方式支付予匯城人民幣18,000,000元。當廣州市對外貿易經濟合作局批准合營文件後，中方需以現金方式支付其餘部份之交易代價約人民幣302,590,000元，連同先前已支付之人民幣18,000,000元，以便匯城增加其註冊資本。萬科對中方履行協議書條款需支付人民幣18,000,000元及約人民幣302,590,000元的約定責任提供擔保。

如在上述六十天內未能簽訂合營文件，除非訂約雙方同意延長協商時間，否則該協議書將失效。如合營文件不獲廣州市對外貿易經濟合作局批准，或訂約雙方無法就廣州市對外貿易經濟合作局對合營文件要求作出修訂達成共識，則訂約雙方均可終止合營文件。在此情況下，匯城需歸還人民幣18,000,000元予中方，而任何一方對其他方不需要負任何責任。

如中方對協議書之條款有任何重大違約，合營文件將會終止，同時宏途有權沒收中方已支付之人民幣18,000,000元。如宏途對協議書之條款有任何重大違約，合營文件將會終止，同時宏途須償還予中方人民幣36,000,000元（包括先前中方支付之人民幣18,000,000元在內）。本公司同意確保宏途在此情況下償還中方人民幣36,000,000元。

如該協議書被終止，本公司將會再作公告。

本公司之擔保： 本公司將對宏途負責匯城出售前債務的責任向中方提供擔保。倘由中方成為匯城之註冊股東之日起計兩年內，並無就出售前債務索償，此擔保將失效。

合營企業：	於完成交易事項後，匯城將成為一間合營企業，宏途及中方各佔其50%權益。雙方均可各委派三名董事會成員。董事長為董事會其中一位成員，任期為每屆兩年。第一屆董事長由宏途委派。第二屆由中方委派。之後每屆董事長由董事會以一致通過形式的決議選出。若於某屆董事會無法通過該決議，則該屆董事長由上屆董事長所屬的訂約方的另外一方委派。合營企業的總經理由中方委派，財務總監則由宏途委派。合營企業所有重大事項由其董事會以過半數的董事同意通過，董事長於董事投票出現平局時並不擁有額外投票權。匯城為內地地塊之唯一註冊擁有者。該內地地塊現為空置，合營企業將按訂約雙方同意之發展規劃、時間表及預算發展該內地地塊。
溢利：	溢利將按訂約雙方於合營企業分別所佔的權益按比例分配。
額外增資：	合營企業額外增資需訂約雙方事先以書面形式同意。訂約雙方按其於合營企業分別所佔的權益按比例投入。於最後可行日期，宏途並無對匯城增資額一事作出任何承諾。

3. 出售權益所得款項之用途

匯城將以資本認購所得款項約人民幣320,590,000元用作發展內地地塊。

4. 交易之原因及裨益

本集團之核心業務策略為以獨資或與合適夥伴合作發展及投資內地及香港的房地產業務。該交易事項合乎此發展策略。董事會相信以萬科於內地房地產發展的經驗及專長，該交易事項有助本集團內地房地產業務之發展前景。能與萬科成為合營夥伴不僅增強本集團在內地房地產業的知名度，亦可為本集團分擔風險。董事相信該協議書之條款屬公平合理，及該交易事項符合股東之整體利益。

5. 有關匯城之財務資料及財務影響

根據最近期截至二零零六年五月十八日之會計賬目，匯城於該交易前之總淨資產約為人民幣176,261,143元，主要為內地地塊之賬面值及匯城其他資產之賬面值，並有少量債務。截至二零零五年十二月三十一日止之兩個財政年度，匯城尚未發展該內地地塊，亦未有產生任何營業收益或溢利。

該交易事項將會令本集團錄得約人民幣75,000,000元收益。於完成該交易事項，匯城之價值將約為人民幣490,000,000元(即進資額人民幣320,590,000元加上人民幣169,776,705元(由人民幣176,261,143元淨資產，經綜合調整後得出))。而宏途應佔之50%權益將約為人民幣245,000,000元。收益為人民幣245,000,000元及人民幣169,776,705元之差。宏途進行該項交易將會令本集團獲得盈利，但對其資產及負債並無重大影響。

6. 有關本公司之資料

本公司為一投資控股公司。其附屬公司主要從事內地、香港及東南亞之物業發展及投資。

7. 有關中方及萬科之資料

中方為萬科全資擁有之附屬公司。萬科主要從事內地物業發展及提供物業管理服務。萬科之股份於內地深圳市股票交易所上市。就董事所知(並已作出合理查詢)，中方與萬科均為獨立於本公司及其關連人士(根據上市規則定義)。

8. 須予披露之交易

按照本公司根據合營安排所出資之總額，根據上市規則，該交易事項構成為本公司之一項須予披露之交易。

9. 一般事項

敬請留意本通函附錄所載之一般資料。

此致

諸位股東　台照

代表董事會
主席
呂志和博士
謹啟

二零零六年六月十九日

1. 責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明有誤導成份。

2. 董事及行政總裁之權益

於最後可行日期，根據證券及期貨條例第XV部第七及第八分部向本公司及聯交所申報(包括根據證券及期貨條例該等條文被當作或視為擁有之權益及淡倉(如有))，及根據證券及期貨條例第三百五十二條由本公司備存之登記冊內，或根據載於上市規則附錄十向本公司及聯交所申報，各董事於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中所擁有之權益及淡倉(如有)，與有關認購股份之權益，及行使該等權益之詳情，分列如下：

(甲) **股份**

	股份數目					佔已發行股本之概約
董事	個人權益	家族權益	公司權益	其他權益	合計	百分率
呂志和	6,468,014	7,130,234[1]	38,129,737[2]	1,257,389,151[3]	1,309,117,136	54.40
呂耀東	5,799,164	–	–	1,257,389,151[3]	1,263,188,315	52.49
倫贊球	2,224,000	–	–	–	2,224,000	0.09
許淇安	580,000	–	–	–	580,000	0.02
羅志聰	630,000	–	–	–	630,000	0.03
鄧呂慧瑜	8,308,166	–	–	1,257,389,151[3]	1,265,697,317	52.60
鍾逸傑爵士	150,000	–	–	–	150,000	0.01
梁文建	700,000	–	–	–	700,000	0.03
黃乾亨	600,000	–	–	–	600,000	0.02
李東海	650,000	–	–	–	650,000	0.03
陳有慶	928,977	–	–	–	928,977	0.04
張惠彬	907,239	–	–	–	907,239	0.04
廖樂柏	500,000	–	–	–	500,000	0.02

(乙) 認股權

董事	於最後可行日期所持有之認股權	每股行使價	行使期
		(港元)	
呂志和	1,350,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
呂耀東	1,340,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
倫贊球	670,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
許淇安	580,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
羅志聰	530,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
鄧呂慧瑜	930,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
鍾逸傑爵士	150,000	0.720	二零零四年三月一日至二零一三年二月二十八日
梁文建	400,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
黃乾亨	300,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
李東海	500,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
陳有慶	500,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
張惠彬	600,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
廖樂柏	500,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日

附註：

(1) 呂志和博士透過其配偶之權益，被視作持有7,130,234股股份之權益。

(2) Best Chance Investments Ltd.及步基證券有限公司分別持有35,075,725股股份及3,054,012股股份，該兩間公司均由呂志和博士控制。

(3) 該等1,257,389,151股股份由全權信託（由呂志和博士作為創立人成立）持有，佔本公司已發行股本三分一以上。呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等家族全權信託之直接或間接可能受益人，因此被視為持有該等信託所持有上述股份權益。

(4) 上述所有個人權益均為各董事以實益擁有人之身份持有。

上述所有權益均指好倉。

除上文所披露者外，於最後可行日期，本公司各董事及行政總裁概無在本公司或其任何相聯法團（定義見證券及期貨條例第XV部）的股份、相關股份及債券中擁有任何權益或淡倉。

3. 主要股東之權益

於最後可行日期，根據證券及期貨條例第三百三十六條而須予備存於本公司登記冊內，持有本公司股份及相關股份權益之人士(而該等人士並非本公司董事或行政總裁)，分列如下：

股東	股份數目(好倉)	佔已發行股本之概約百分率
HSBC International Trustee Limited	1,257,579,151[(1)]	52.26
Penta Investment Advisers Ltd.	291,800,104[(2)]	12.13
Zwaanstra John	291,800,104[(2)]	12.13
Marapro Co., Ltd.	190,228,080[(3)]	7.91
Symmetry Co., Ltd.	190,228,080[(3)]	7.91
Polymate Co., Ltd.	190,228,080[(3)]	7.91

附註：

(1) HSBC International Trustee Limited 為持有1,257,579,151股股份之全權信託之信託人。

(2) Penta Investment Advisers Ltd. 以投資經理之身份擁有291,800,104股股份權益。該公司由Zwaanstra John控制。

(3) Marapro Co., Ltd. 及Symmetry Co., Ltd. 分別為一項信託之受益人及信託人，而該信託擁有190,228,080股股份權益。Polymate Co., Ltd.為Marapro Co., Ltd. 及Symmetry Co., Ltd. 之最終控股公司。

上述披露之權益重複如下：

(i) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之1,257,389,151股股份。HSBC International Trustee Limited 亦於該等股份中擁有權益。於該等股份中，Marapro Co., Ltd.、Symmetry Co., Ltd. 及Polymate Co., Ltd. 對其中之190,228,080股股份同時擁有權益；及

(ii) Penta Investment Advisers Ltd. 及Zwaanstra John 擁有之291,800,104股股份。

除上述披露者外，於最後可行日期，本公司並無獲任何擁有本公司股份及相關股份中的權益或淡倉之人士須根據證券及期貨條例第XV部第二及第三分部向本公司申報該等權益或淡倉。

4. 訴訟

於最後可行日期，本集團成員公司概無牽涉任何重大之訴訟或索償，據董事所知，本集團任何成員公司並無任何尚未了結或蒙受威脅之重大訴訟或索償。

5. 董事服務合約

於最後可行日期，各董事概無與本集團任何成員公司訂立或建議訂立任何服務合約，惟於一年內屆滿或僱主可於一年內終止而毋須賠償（法定賠償除外）之合約除外。

6. 競爭業務

於最後可行日期，呂志和博士 — 為本公司之控股股東（定義見上市規則） — 與呂耀東先生及鄧呂慧瑜女士（統稱「有關董事」），透過（直接或間接）的家族信託，於若干從事物業投資、買賣及發展業務之獨立管理公司中擁有權益。該等公司之業務（「競爭業務」）與本集團的業務可能有直接或間接競爭。有關董事亦為競爭業務控股公司之董事。

儘管有關董事亦為本公司之董事，本集團仍然有能力就競爭業務獨立地按公平基準進行其業務。本公司有強大及獨立的董事會，共有十三名成員，當中七名成員為非執行／獨立非執行董事。而該等非執行／獨立非執行董事包括有專業人士（核數／會計及法律方面），實業家，及前香港政府高級官員。本公司亦設立企業管治的程序，令本公司能獨立地對投資機遇及業務發展作出評估及檢討。有關董事完全知悉彼等對本公司之受信責任，並將會於遇上任何潛在之利益衝突之事項時，在有需要時將會放棄投票。因此，董事認為本集團之利益受到足夠保障。

董事亦認為，就業務的區域而言，鑑於競爭業務較專注於香港之物業投資及買賣，本集團則廣及內地、香港及東南亞之物業投資發展。亦鑑於競爭業務之規模以總資產基準計算較本集團為小。同時，本集團擁有較多元化及妥善管理之物業投資組合。董事認為競爭業務之物業投資組合並非與本集團現時之投資策略一致，亦無意向競爭業務注入本集團。

7. 其他資料

(甲) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。

(乙) 本公司之香港主要辦事處為香港北角渣華道191號嘉華國際中心二十九樓。

(丙) 本公司之公司秘書為陳明德先生，彼為香港之合資格律師、紐約州律師公會之律師及新加坡之律師／出庭代訟人；而本公司之合資格會計師為王俊強先生，彼為英國特許公認會計師公會資深會員、香港會計師公會會員及加拿大註冊會計師公會資深會員。

(丁) 本文件載有中文譯本，但以英文原文為準。

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: K. Wah International Holdings Limited

19063\0001\41sec.doc

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

FINAL SCRIP DIVIDEND WITH CASH OPTION FOR THE YEAR ENDED 31ST DECEMBER 2005

The discounted market value of a share of the Company for the purpose of calculating the number of new shares to be allotted to the shareholders of the Company as the final scrip dividend for the year ended 31st December 2005 is HK$2.4463.

Further to the circular to shareholders of K. Wah International Holdings Limited ("***Company***") dated 29th May 2006 ("***Circular***") describing the arrangements for payment of the final scrip dividend of HK$0.01 per ordinary share of HK$0.10 each of the Company ("***Share***"), the Company announces that for the purpose of calculating the number of Shares to be allotted by way of scrip dividend, the discounted market value of a Share is HK$2.4463.

The discounted market value is the average of the closing prices of one Share being traded on The Stock Exchange of Hong Kong Limited for the 5 trading days from 30th May 2006 to 6th June 2006, both days inclusive (which is HK$2.575), less five per cent discount, rounding down to four decimal places as stated in the Circular.

Accordingly, under the scrip dividend arrangements, shareholders will receive the following number of Shares as scrip dividend on that part of their shareholdings in respect of which they have not made cash elections.

$$\text{Number of Shares held on 29th May 2006 for which cash election is not made} \times \frac{\text{HK\$0.01}}{\text{HK\$2.4463}}$$

The new Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the final dividend for the year ended 31st December 2005, and will rank in full for all future dividends and distributions which may be declared, made or paid.

Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

It is expected that share certificates in respect of the Shares to be allotted as scrip dividend and dividend warrants of HK$0.01 per Share will be posted to shareholders of the Company at their own risk on 7th July 2006.

Shareholders who wish to receive all or part of their final dividend in cash in lieu of new Shares are reminded to complete the Form of Election and lodge it with the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 23rd June 2006. Dealings in the new Shares to be allotted as the final scrip dividend will commence on 10th July 2006. Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the new Shares.

As at the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung, and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the independent non-executive directors are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

By Order of the Board
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 6th June 2006

香港經濟日報　　2006年6月7日　星期三

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：173)

截至二零零五年十二月三十一日止年度
之末期以股代息(附有選擇現金之權利)

用以計算配發予本公司股東作為截至二零零五年十二月三十一日止年度之末期以股代息之新股份數目之折讓市值為每股港幣2.4463元。

繼於二零零六年五月二十九日致K. Wah International Holdings Limited嘉華國際集團有限公司(「本公司」)股東概述以股代息安排之通函(「通函」)後，本公司宣佈，用以計算配發本公司每股面值港幣0.10元股份(「股份」)之港幣0.01元代息股份數目之折讓市值為每股股份港幣2.4463元。

如通函所述，該折讓市值為由二零零六年五月三十日起至二零零六年六月六日止五個交易日(首尾兩天包括在內)一股股份在香港聯合交易所有限公司之平均收市價(即港幣2.575元)，再折讓百分之五(只計算至小數點後四個數位)。

因此，根據該等以股代息安排，股東就彼等未有選擇收取現金作為股息之該部分股權可收取下列數目之代息股份：

$$\text{於二零零六年五月二十九日持有未有選擇收取現金之股份數目} \times \frac{\text{港幣0.01元}}{\text{港幣2.4463元}}$$

根據以股代息安排可予發行之新股份將在各方面與現有已發行股份享有同等權益(截至二零零五年十二月三十一日止年度之末期股息除外)，可十足享有日後所宣佈，作出或派發之全部股息及分派。

零碎之股份配額將不予配發，其利益撥歸本公司所有。

預期將予配發以作為代息股份之股票及每股港幣0.01元之股息單將於二零零六年七月七日寄發予股東，如有郵誤，概由彼等負責。

股東如欲全部或部分以現金收取末期股息以代替新股份，務須於二零零六年六月二十三日下午四時前將選擇表格填妥並交回本公司在香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712－1716室。將予配發作為末期以股代息之新股份預期將於二零零六年七月十日開始買賣。有關批准可予發行之新股份上市及掛牌買賣之申請已提交香港聯合交易所有限公司。

於本公佈日期，本公司之執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
公司秘書
陳明德

香港，二零零六年六月六日

EXHIBIT A

K.Wah International Holdings Limited (the "Company")

Disclosure/Reporting Requirements pursuant to the Hong Kong Companies Ordinance (Cap. 32) (the "CO")

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
1. Establishment of a place of business in Hong Kong (i.e. registration under Part XI of the CO). The following documents must be delivered to the Registrar: (a) Certified copies of constitutional documents of the Company (e.g. memorandum of association and by-laws), (b) List of Directors and Secretary, (c) Memorandum of appointment or power of attorney by which the Company's authorized agent(s) in Hong Kong for service of process and notices is appointed, the address of the company's principal place of business in Hong Kong and its country of incorporation and the address of its registered office, or equivalent thereof, in its place of incorporation, (d) Certified copy of Company's certificate of incorporation, and	Within 1 month of establishment of a place of business in Hong Kong.	Section 333 - Part XI of the CO.

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
(e) Certified copy of most recent financial statements as required by the law of the place of incorporation or as submitted to members of the Company.		
2. Alteration of any of the documents described in 1(a), 1(b) or 1(c) above.	21 days after the date of the alteration or 21 days after the date on which notice thereof could in due course of post and if dispatched with due diligence have been received in Hong Kong.	Section 335(1) - Part XI of the CO.
3. Change in the corporate name of the Company.	21 days after the date of the change or 21 days after the date on which notice thereof could in due course of post and if dispatched with due diligence have been received in Hong Kong.	Section 335(2) - Part XI of the CO.
4. (a) Certified copies of balance sheet, profit and loss account, group accounts if any, directors' report, and auditors' report of the Company, and	At least once every calendar year and at intervals of not more than 15 months.	Section 336(1) -Part XI of the CO.
(b) A return of the Company confirming no alteration in the documents and particulars delivered under Section 333 other than the alterations, if any, notified under Section 335.		

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
5.	Commencement of liquidation or appointment of liquidator for the Company	Within 7 days after the date on which notice of such event could, in due course of post and if dispatched with due diligence from the country in which the company is incorporated, have been received in Hong Kong.	Section 337A - Part XI of the CO.
6.	Ceasing to have a place of business in Hong Kong.	Immediately.	Section 339 - Part XI of the CO.
7.	Public offering in Hong Kong of securities - a dated prospectus containing inter alia the following particulars must be delivered to the Registrar for registration: (a) constitutional document(s) of the company, (b) the statutory provisions under which the incorporation of the company was effected, (c) Address where the documents referred to in (a) and (b) can be inspected, (d) the date and place of incorporation of the company, and (e) the address of the company's principal place of business in Hong Kong (if applicable).	Prior to the publication, circulation or distribution of the prospectus.	Section 342/342C - Part XI of the CO.

Disclosure/Reporting Requirements pursuant to the Stock Exchange Listing Rules ("Listing Rules")

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
8. Information relating to the company and its subsidiaries, if any, which: (a) is necessary to enable the Stock Exchange of Hong Kong Limited (the "Exchange") and the public to evaluate the company and its subsidiaries, if any, (b) is necessary to avoid the establishment of a false market in the company's securities, and (c) could reasonably be expected to have a material effect on market activity in and the price of the company's securities.	Inform the Exchange and the holders of the listed debt securities as soon as reasonably practicable.	Paragraph 2(1), Part C, Appendix 7 of Listing Rules
9. Notifiable transactions in the following categories: (a) Reverse takeover, (b) very substantial acquisitions, (c) very substantial disposals, (d) share transactions, (e) major transactions, (f) discloseable transactions, or (g) connected transactions.	The company must (i) inform the Exchange as soon as possible after the terms of a transaction have been agreed; (ii) deliver a draft announcement in English for the Exchange's comments; (iii) deliver revised notice to the Exchange and cause it to be published in newspapers on the next business day; and (iv) for disclosable transactions, unless otherwise directed by the Exchange, send to shareholders a circular in English and Chinese within 21 days of the publication of the announcement.	Chapter 13, Chapter 14 and Chapter 14A, Listing Rules.

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
10.	Issuance of new securities or purchase by the company of its listed securities resulting in a change in the terms of conversion of any of its convertible securities or in the terms of exercise of any of its options, warrants or similar rights.	Announcement published prior to the new issuance or, if prior notice is impracticable, as soon as possible thereafter.	Section 13.27, Chapter 13, Listing Rules.
11.	Closure of transfer books or register of members in respect of securities listed in Hong Kong.	Notify the Exchange in writing and publish in the newspapers a notice of closure at least 14 days prior to such closure.	Section 13.66, Chapter 13, Listing Rules.
12.	Annual General Meeting ("AGM").	Notice must be published on at least one business day.	Section 13.37, Chapter 13, Listing Rules.
13.	Meeting of holders of listed securities, including AGM and special meetings of shareholders.	Proxy forms shall be sent with the notice convening such meeting to all persons entitled to vote thereat. Proxy forms must be submitted for publication on the Exchange's Website as well.	Section 13.38, Chapter 13, Listing Rules.
14.	Issuance of securities for cash under the authority of a general mandate granted to the directors by the shareholders in general meeting.	Notice must be published on the next business day following the date on which the directors approve of the issuance.	Section 13.28, Chapter 13, Listing Rules.

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
15.	Either (i) annual report including annual accounts or group accounts together with a copy of the auditor's report thereon or (ii) a summary of financial report.	Distribute to members and other holders of the company's listed securities, other than bearer securities, not less than 21 days before the date of the Annual General Meeting, but not later than 4 months after the end of the financial year; and Forward hard copies of prescribed quantity to the Exchange at the same time they are dispatched to holders of the Company's listed securities with registered address in Hong Kong.	Sections 13.46 and 13.54, Chapter 13, Listing Rules.
16.	Either (i) interim report or (ii) a summary of interim report	Either send to any member of the issuer and every holder of its listed securities (not being bearer securities) not later than 3 months after financial period; and Forward hard copies of prescribed quantity to the Exchange at the same time they are dispatched to holders of the Company's listed securities with registered address in Hong Kong.	Sections 13.48 and 13.54, Chapter 13, Listing Rules.
17.	Preliminary announcements of results – Full Financial Year	Publish press announcement of information, the next business day after board approval, but not later than 4 months after the end of the financial year; and Supply the Exchange immediately on publication with the names of the relevant newspapers and the date of publication.	Section 13.49, Chapter 13, Listing Rules.

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
18. Preliminary announcements of results – First Half of the Financial Year	Publish press announcement of information, the next business day after board approval, but not later than 3 months after the end of the financial period; and Supply the Exchange immediately on publication with the names of the relevant newspapers and the date of publication.	Section 13.49, Chapter 13, Listing Rules.
19. Board meeting in respect of declaration, recommendation or payment of a dividend or announcement of the profits or losses.	Inform the Exchange at least 7 clear business days in advance of the date fixed for any board meeting.	Section 13.43, Chapter 13, Listing Rules.
20. Approval by or on behalf of the board of directors of: (a) any decision to declare, recommend or pay any dividend or to make any other distribution on its listed securities and the rate and amount thereof, (b) any decision not to declare, recommend or pay a dividend or distribution where such would otherwise have been expected in due course, (c) any preliminary announcement of profits or losses for any year, half year or other period, (d) any proposed change in the capital structure, including any redemption of its listed securities, and (e) any decision to change the general character or nature of the business of the company or group.	Inform the Exchange immediately after the board meetings.	Section 13.45, Chapter 13, Listing Rules.

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
21. Decision made in regard to: (a) any proposed alteration of the issuer's memorandum of association, bye-laws or equivalent documents, (b) any changes in its directorate or supervisory committee, (c) any change in the rights attaching to any class of listed securities and any change in the rights attaching to any shares into which any listed debt securities are convertible or exchangeable, (d) any change in its auditors or financial year end, the reason(s) for the change and any other matters that need to be brought to the attention of holders of securities of the company, and (e) any change in its secretary or registered office or registered place of business in Hong Kong or where applicable, agent for the service of process in Hong Kong or registered office or registered place of business in Hong Kong.	Inform the Exchange immediately and publish an announcement in the newspapers as soon as practicable.	Section 13.51, Chapter 13, Listing Rules.
22. Basis of allotment of securities offered to the public for subscription or sale or an open offer and the result of any rights issue and, if applicable, the basis of any acceptance of excess applications.	Inform the Exchange not later than the morning of the next business day after the allotment letters or other relevant documents of title are posted.	Section 13.30, Chapter 13, Listing Rules.
23. Purchase, sale, drawing or redemption by the company or any member of the group of its listed securities, whether effected on the Exchange or otherwise.	Inform the Exchange as soon as possible after the event.	Section 13.31, Chapter 13, Listing Rules.

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
24. (a) Winding up or liquidation, appointment of receiver/ manager, presentation of petition, adoption of resolution to wind up, etc., or	Inform the Exchange as soon as the same shall come to the attention of the company.	Section 13.25, Chapter 13, Listing Rules.
(b) entry into possession or sale by mortgagee, or the making of any final judgment, declaration or order which may adversely affect more than 15% of the consolidated net tangible assets of the group.		
25. Primary listing is or is to be on the Exchange and the company becomes aware that the number of listed securities which are in the hands of the public has fallen below the relevant prescribed minimum percentage; and if any part of the securities of the company or any of its subsidiaries becomes listed or dealt in on any other stock exchange.	Inform the Exchange immediately.	Section 13.32, Chapter 13, Listing Rules.

Disclosure/Reporting Requirements pursuant to the Securities and Futures Ordinance (Cap. 571) (the "SFO")

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
26.	Any person, including spouse, minor child, corporations controlled by him and persons acquiring shares pursuant to agreement, interested or ceasing to be interested in 5% of the nominal value of share capital of the Company.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other within 3 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.
27.	Any person, including spouse, minor child, corporations controlled by him and persons acquiring shares pursuant to agreement, having a notifiable interest immediately after the relevant time when there is a reduction in the current 5% threshold made by regulations.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other within 10 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.
28.	Any person, including spouse, minor child, corporations controlled by him and persons having short positions in shares pursuant to agreement, interested or ceasing to be interested in short positions in shares comprised in the relevant share capital of the Company of not less than 1%.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other, within 3 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
29.	Any person, including spouse, minor child, corporations controlled by him and persons having short positions in shares pursuant to agreement, having short positions in shares comprised in the relevant share capital of the Company at the time there is a reduction in the current 1% threshold made by regulations, has duty.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other, within 10 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.
30.	Director or chief executive of the company, including spouse and minor child, interested or ceasing to be interested in shares or debentures of the Company or any associated company of the Company.	Notify the Exchange and the company at the same time or, if it is not practicable to do so, one immediately after the other, within 3 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 7-9, Part XV of the SFO.
31.	Director or chief executive of the company, including spouse and minor child, interested or ceasing to have any interest in shares in or debentures of, or short position in shares in the Company or any associated company of the Company.	Notify the Exchange and the company at the same time or, if it is not practicable to do so, one immediately after the other, within 10 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 7-9, Part XV of the SFO.
32.	Whenever the Company receives information from a person given in pursuant to the SFO, the Company is under a duty to record in the Register of Interests in Shares and Short Positions against the person's name, the information received and the date of entry and make them available for public inspection.	Within 3 days following the day on which the duty arises.	Divisions 6 and 9, Part XV of the SFO.